Exhibit 99.2

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

________

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 22, 2020

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of The9 Limited (the “Company”) will be held at the 17 Floor, No. 130 Wu Song Road, Hong Kou District, Shanghai 200080, People’s Republic of China on December 22, 2020 at 2:00 p.m., Shanghai time.

No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 27, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and holders of the Company’s American Depositary Shares have been advised that the notice of Annual General Meeting, the Company’s 2019 Annual Report, free of charge, are available for viewing and downloading on the internet at http://www.the9.com/. If you do not have access to the internet and would like to obtain a hardcopy of the notice of Annual General Meeting and/or the 2019 Annual Report, please write to:

The9 Limited

17 Floor, No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

Attention: Investor Relations

You may also request for a hardcopy of the notice of Annual General Meeting and/or the 2019 Annual Report by email to: ir@corp.the9.com.

By Order of the Board of Directors,
The9 Limited

/s/ Jun Zhu
Jun Zhu
Shanghai, November 20, 2020	Chairman and Chief Executive Officer

Executive Office:	Registered Office:
Floor 17,	COLLAS CRILL CORPORATE SERVICES LIMITED
No. 130, Wu Song Road	P. O. Box 709
Hong Kou District,	Floor 2, Willow House,
Shanghai 200080	Cricket Square
Grand Cayman,
KY1-1107
Cayman Islands